Exhibit 99.1

News Announcement

Fundtech Acquires Synergy Financial Systems -- Expanding SWIFT Business into the U.K.

Fundtech is now the world's largest SWIFT service bureau provider.

JERSEY CITY, N.J., Oct 08, 2008 (BUSINESS WIRE) -- Fundtech Ltd. (NASDAQ: FNDT), a market leader in global transaction banking solutions, today announced the acquisition of Synergy Financial Systems Ltd., through its Swiss subsidiary BBP, making it the world's largest SWIFT service bureau operator based on transaction volume, with a client base of over 200 financial institutions.

Synergy is a leading U.K. provider of SWIFT services located in London and Nottingham, England. BBP will integrate Synergy into its business unit, and will continue to operate both companies' service bureau facilities, adding capacity and operational resilience. In addition to SWIFT connectivity services, both companies offer a variety of SWIFT-related products and services that can be cross-sold to the newly combined client base.

Under the terms of the definitive agreement, BBP will pay GBP2.5 million GBP in cash at the closing and an additional amount of up to GBP1.1 million GBP in cash to be paid over the next three years, based on the financial performance of Synergy.

Fundtech plans to offer other transaction services through the U.K. service bureau, including SEPA payments and SWIFTNet solutions. This follows Fundtech's recent introduction of PAYplus ServiceBureau, which is the first fully outsourced SWIFTReady global payments platform combined with SWIFT services.

Commenting on the acquisition, Reuven Ben Menachem, CEO of Fundtech said: "The acquisition of Synergy offers Fundtech a unique opportunity to leverage its products and services across an expanded client base. SWIFT services and recurring revenue are important elements of Fundtech's growth strategy. We welcome Synergy's employees and clients into the Fundtech family and look forward to our mutual success."

Per Trifunovic, CEO of BBP said: "This acquisition is an important part of BBP's growth strategy, which is to expand into key geographic markets as well as expand our line of SWIFT-related products and services."

Peter Sandhu, founder and managing director of Synergy said: "We are delighted to join BBP and Fundtech, and expect to leverage the strength of the company and its global resources enabling us to expand our business further."

Fundtech expects the transaction to be neutral to EPS in 2008 and 2009, excluding non-cash charges to amortize certain acquired intangible assets. Trailing twelve months revenues for the period ended September 30, 2008 are estimated at approximately $2.5 million, of which approximately 80 percent were recurring revenues

About Fundtech

Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech is a leader in SWIFT services, operating one of the world's largest SWIFT service bureaus in the world. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply trade financing. And we are the leading provider of CLS systems to the world's largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

About Synergy Financial Systems

Synergy Financial Systems is a leading U.K. SWIFT Service Bureau providing support and hosting services to more than 70 financial institutions. These include banks, fund managers and corporates. Synergy provides a range of SWIFT services that include Full Hosting, SNL Connectivity, SWIFTCare for Alliance support and a portfolio of internally developed web-based SWIFT messaging software applications that are deployed across the globe. Synergy is an accredited SWIFT Service Partner covering U.K., Channel Islands, Ireland and Nordics. For further information, please see www.synergy-fs.com

About BBP

BBP AG is a software developer specializing in the integration of interbank applications. BBP offers its software on an in-house or ServiceBureau basis for SWIFT, SIS SegaIntersettle, Swiss Interbank Clearing (SIC), and other networks. BBP's most important goals are product reliability and the long term, successful cooperation with clients and partners. Since 1995, BBP has been operating the first independent ServiceBureau in Switzerland and is, today one of the largest SWIFT ServiceBureaus world-wide. BBP is located in Baden Switzerland. For more information, visit: www.bbp.ch

Forward Looking Statements:

This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2007, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

SOURCE: Fundtech Ltd.
Metia Inc.
(UK) Ben Jarrold, +44 (0) 20 3100 3610
ben.jarrold@metia.com
or
(US) Charlotte Crivelli, +1 917-320-6452
charlotte.crivelli@metia.com
or
Fundtech Corporation
George Ravich, +1 201-215-6530
george.ravich@fundtech.com